Exhibit 21.1

List of Subsidiaries

Susser Petroleum Partners GP LLC	Delaware
Susser Petroleum Partners LP	Delaware
Susser Petroleum Operating Company LLC	Delaware
Susser Petroleum Property Company LLC	Delaware
T&C Wholesale LLC	Texas
Stripes Holdings LLC	Delaware
Susser Holdings, L.L.C.	Delaware
Susser Finance Corporation	Delaware
APT Management Company, L.L.C.	Texas
Applied Petroleum Technologies, Ltd.	Texas
Stripes LLC	Texas
Susser Petroleum Company LLC	Texas
GoPetro Transport LLC	Texas
Stripes Acquisition LLC	Texas
TCFS Holdings, Inc.	Texas
Town & Country Food Stores, Inc	Texas
Corpus Christi Reimco, LLC	Texas
C&G Investments, LLC	Delaware
Cash & Go Management, LLC	Texas
Cash & Go, Ltd.	Texas
Susser Company, Ltd.	Texas
Susser Financial Services LLC	Texas
Stripes 1009 LLC	Delaware